82-3277

ORDINARY SHARES - SALE

23 June 2004

04036518

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that the following Director sold Ordinary shares of 5p each in the Company on 22 June 2004 at a price of 266.50p.

Director	No of Shares
A T Higginson	85,324

Enquiries: M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222

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